
03025671

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549


SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH. D.C. 187 SECTION

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

_X_ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: **December 31, 2002**

Or

___ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from __________ to

Commission File No. 0-19368

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

**COMMUNITY FIRST BANKSHARES, INC.
401(k) RETIREMENT PLAN**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Community First Bankshares, Inc.
520 Main Avenue
Fargo, North Dakota 58124-0001

This Form 11-K consists of 18 pages (including exhibits). The index to the exhibits is set forth on page 3 of the Form.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2003

COMMUNITY FIRST BANKSHARES, INC.
401(k) RETIREMENT PLAN

By 
Mark A. Anderson
Member of the Administrative Committee



Index to Exhibits

Exhibit No.	Description	Tab No.
(23.1)	Consent of Ernst & Young LLP.	A
(99.1)	Audited Financial Statements and Schedules of the Community First Bankshares, Inc. 401(k) Retirement Plan and Trust for the Years Ended December 31, 2002 and 2001.	B
(99.2)	Certification Pursuant to 18 U.S.C. §1350.	C

Exhibit 23.1

(A)

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-52071) pertaining to the Community First Bankshares, Inc 401(k) Retirement Plan and Trust of our report dated June 25, 2003, with respect to the financial statements and schedule of the Community First Bankshares, Inc. 401(k) Retirement Plan and Trust included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst & Young LLP

Minneapolis, Minnesota
June 25, 2003

AUDITED FINANCIAL STATEMENTS AND SCHEDULE

Community First Bankshares, Inc.
401(k) Retirement Plan and Trust
Years Ended December 31, 2002 and 2001

Community First Bankshares, Inc.
401(k) Retirement Plan and Trust

Audited Financial Statements and Schedule

Years Ended December 31, 2002 and 2001

Contents

0304-0420140

ERNST & YOUNG

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

Report of Independent Auditors

The Administrative Committee
Community First Bankshares, Inc.
401(k) Retirement Plan and Trust
Fargo, North Dakota

We have audited the accompanying statements of net assets available for benefits of the Community First Bankshares, Inc. 401(k) Retirement Plan and Trust (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


Ernst & Young LLP

June 25, 2003

Community First Bankshares, Inc.
401(k) Retirement Plan and Trust

Statements of Net Assets Available for Benefits

	December 31	
	2002	**2001**
Assets		
Cash	**$ 32,744**	$ 232,563
Investments at fair value	**73,203,488**	79,334,630
Receivables:		
Employer contribution receivable	**2,580,367**	2,446,738
Investment income receivable	**97,477**	38,796
	2,677,844	2,485,534
Liabilities		
Settlements payable	**32,705**	10,545
Net assets available for benefits	**$75,881,371**	$82,042,182

See accompanying notes.

Community First Bankshares, Inc.
401(k) Retirement Plan and Trust

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31	
	2002	**2001**
Additions:		
Investment income:		
Net (depreciation) appreciation in fair value of investments	**$ (6,425,752)**	$ 4,971,825
Investment income	**1,293,414**	1,876,456
Loan income	**121,445**	123,038
	(5,010,893)	6,971,319
Contributions:		
Participants	**5,528,224**	5,915,965
Employer	**2,580,367**	2,446,738
	8,108,591	8,362,703
Total additions	**3,097,698**	15,334,022
Deductions:		
Benefits paid to participants	**9,258,509**	7,354,747
Total deductions	**9,258,509**	7,354,747
Transfer of assets due to plan merger	**–**	7,923,124
Net (decrease) increase	**(6,160,811)**	15,902,399
Net assets available for benefits:		
Beginning of year	**82,042,182**	66,139,783
End of year	**$75,881,371**	$82,042,182

See accompanying notes.

0304-0420140

Community First Bankshares, Inc.
401(k) Retirement Plan and Trust

Notes to Financial Statements

December 31, 2002

1. Description of Plan

The following description of the Community First Bankshares, Inc. 401(k) Retirement Plan and Trust (the Plan) provides only general information. Participants should refer to the *Summary Plan Description* for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Community First Bankshares, Inc. (the Company) who are scheduled to work at least 1,000 hours during 12 consecutive months and are age 21 or older. Employees may enroll January 1 or July 1. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 18% of pretax annual compensation, subject to IRS limitations, as defined in the Plan. The Company makes a matching contribution of 100% of the first 3% of base compensation and 50% of additional amounts up to 6% of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the discretion of the Company's Board of Directors. No discretionary contribution was made for the plan years ended December 31, 2002 and 2001.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) plan earnings. Allocations of the Company's discretionary contribution, if any, are based on the proportionate share of each participant's compensation for the plan year to the total compensation of all participants for such plan year. Forfeited balances of terminated participants' non-vested accounts are allocated among participants in the same manner as the Company's discretionary contribution. There were no forfeitures for the plan years ended December 31, 2002 and 2001.

1. Description of Plan (continued)

Vesting

Participants are immediately vested in their contributions and the Company's matching contribution plus actual earnings thereon. Vesting in the Company's discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service as follows: less than one year – 0%; one year but less than two years – 10%; two years but less than three years – 20%; three years but less than f our years – 40%; four years but less than five years – 60%; five years but less than six years – 80%; six or more years – 100%.

Investment Options

Upon enrollment in the Plan, a participant may direct employer and employee contributions in any of the following eight investment options:

Max Cap Index Fund – Mutual fund which invests in common stocks.

Money Market Fund – Mutual fund which invests in money market instruments.

Community First Bankshares, Inc. (CFB) Stock Fund – Fund which invests in shares of CFB common stock and short-term investments pending the purchase of CFB common stock.

Kaufmann Fund – Mutual fund which invests in small- and medium-sized companies.

Capital Appreciation Fund – Mutual fund which invests in mid- to large-cap equity securities.

Total Return Bond Fund – Fund which invests in investment-grade securities.

International Equity Fund – Mutual fund which invests in international stocks.

Small Cap Fund – Mutual fund which invests in common stock of small-capitalization companies.

Participants may change their investment options daily.

1. Description of Plan (continued)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms are up to 15 years for the purchase of a primary residence and up to five years for all other loans. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates at the date of the loan. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits

Upon termination of service, death, disability, attainment of age 59 1/2, or under certain other circumstances with the approval of the Plan's Administrative Committee, a participant may receive a lump-sum amount equal to the vested value of his or her account or elect to receive annual installments over a period that does not exceed the life expectancy of the participant and his or her beneficiary.

2. Summary of Accounting Policies

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. The investments are valued at quoted market prices and fair value, as determined by the trustee for other securities. The participant loans receivable are valued at par which approximates fair value. Realized gains and losses on investments are calculated on the average cost method.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the dividend date.

Administrative Expenses

Costs and expenses incurred in connection with the operation of the Plan are paid by the plan sponsor.

2. Summary of Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The Plan's assets held for investment purposes, including cash and cash equivalents, are held by a bank-administered trust fund. Assets that represent 5% or more of the Plan's net assets are presented in the following table.

	Fair Value
December 31, 2002	
Federated Auto Cash Management Trust Fund #75	**$11,551,860**
Federated Max Cap Index Fund #39	**13,244,375**
Federated Kaufmann Fund #66	**5,235,321**
Community First Bankshares, Inc. common stock	**29,788,668**
Federated Total Return Bond Fund #288	**4,264,551**
Federated Capital Appreciation Fund #674	**4,632,833**
December 31, 2001	
Federated Auto Cash Management Trust Fund #75	$11,470,792
Federated Max Cap Index Fund #281	16,949,248
Federated International Equity Fund #345	4,527,732
Community First Bankshares, Inc. common stock	31,975,187

3. Investments (continued)

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	Year Ended December 31	
	2002	**2001**
Mutual funds	**$(7,320,680)**	$(4,381,261)
CFB common stock	**894,928**	9,353,086
	$(6,425,752)	$4,971,825

4. Transactions With Parties in Interest

During the years ended December 31, 2002 and 2001, the Plan's Community First Bankshares, Inc. Stock Fund had the following transactions related to Community First Bankshares, Inc. common stock:

	Community First Bankshares	
	2002	**2001**
Number of common shares purchased	**107,564**	83,198
Cost of common shares purchased	**$2,740,840**	$1,804,940
Number of common shares sold	**226,419**	277,936
Market value of common shares sold	**$5,482,987**	$6,181,482
Cost of common shares sold	**$2,857,933**	$3,954,459
Dividends received	**$913,169**	$ 845,771
Number of shares received in kind	**–**	398,954

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts. After payment of the applicable expenses, accounts would be revalued and distributed to the participants.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 11, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

7. Plan Combinations

On December 5, 2000, the Community First Bankshares, Inc.'s Board of Directors approved a resolution to consolidate two separate qualified retirement plans. The Employee Stock Ownership Plan merged with the 401(k) Retirement Plan and Trust effective January 1, 2001.

Schedule

Community First Bankshares, Inc.
401(k) Retirement Plan and Trust

EIN: 46-0391436
Plan #001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par, or Maturity Value	Cost	Current Value
Cash equivalents:			
Federated Auto Cash Management Trust Fund #75	11,551,859 units	$11,551,859	$11,551,859
Federated Auto Gov't. Cash Res. Fund #82	1 unit	1	1
		11,551,860	11,551,860
Mutual funds:			
Federated Total Return Bond Fund #288	395,232 shares	4,102,678	4,264,551
Federated Capital Appreciation Fund #674	239,176 shares	6,032,781	4,632,833
Federated Max Cap Index Fund #39	742,814 shares	14,795,433	13,244,375
Federated Kaufmann Fund #66	1,517,484 shares	7,962,949	5,235,321
Federated International Equity Fund #345	231,596 shares	4,816,579	2,665,669
		37,710,420	30,042,749
Common stock:			
Community First Bankshares, Inc.*	1,127,036 shares	15,444,036	29,788,668
Insurance:			
Great West Life Assurance Company	Policy #4158349	1	30,207
Participant loans	Interest rates ranging from 4.25% to 9.5%	1,790,004	1,790,004
		$66,496,321	$73,203,488

*Indicates party in interest to the Plan.

Exhibit 99.2

CERTIFICATION

C

The undersigned certifies pursuant to 18 U.S.C. § 1350, that:

(1) The accompanying Annual Report on Form 11-K for the period ended December 31, 2002, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the accompanying Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

June 26, 2003



Mark A. Anderson
President, Chief Executive Officer



Craig A. Weiss
Executive Vice President,
Chief Financial Officer